20 Trafalgar Square
Nashua, NH 03063

Phone: +1 603.883.5200
Fax: +1 603.595.6993
www.gtat.com

July 23, 2014

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief
Joseph McCann

Re:	GT Advanced Technologies Inc.
Registration Statement on Form S-3 Filed June 7, 2013
(SEC File No. 333-189170)

Ladies and Gentlemen:

This letter is being furnished by GT Advanced Technologies Inc. (the “Company”) in response to comments contained in the letter dated June 27, 2013 from Russell Mancuso of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Thomas Gutierrez, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-3, as filed on June 7, 2013, as amended (the “Registration Statement”).

The Company hereby amends the Registration Statement to include on the cover page the delaying amendment language set forth below:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (603) 883-5200.

Sincerely,

/s/ Thomas Gutierrez
Thomas Gutierrez
President and Chief Executive Officer

GT Advanced Technologies 20 Trafalgar Square Nashua, NH 03063	Phone: +1 603.883.5200 Fax: +1 603.595.6993	www.gtat.com

APPROVED BY:

SIGNATURES		TITLE	DATE

/s/ Thomas Gutierrez		Director, President and Chief Executive Officer	July 23, 2013
Thomas Gutierrez		(Principal Executive Officer)

/s/ Richard J. Gaynor		Vice President and Chief Financial Officer	July 23, 2013
Richard J. Gaynor		(Principal Financial Officer)

/s/ John Granara		Vice President Finance and Chief Accounting Officer	July 23, 2013
John Granara		(Principal Accounting Officer)

/s/ *		Director	July 23, 2013
J. Michal Conaway

/s/ *		Director	July 23, 2013
Kathleen A. Cote

/s/ *		Director	July 23, 2013
Ernest L. Godshalk

/s/ *		Director	July 23, 2013
Matthew E. Massengill

/s/ *		Director	July 23, 2013
Mary Petrovich

/s/ *		Director	July 23, 2013
Robert Switz

/s/ *		Director	July 23, 2013
Noel G. Watson

/s/ *		Director	July 23, 2013
Thomas Wroe, Jr.

* By:	/s/ Hoil Kim	Attorney-in-Fact

GT Advanced Technologies 20 Trafalgar Square Nashua, NH 03063	Phone: +1 603.883.5200 Fax: +1 603.595.6993	www.gtat.com